UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Target Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
87612E106
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 29th Floor
New York, NY 10019
212-813-3700
with a copy to:
Alan J. Sinsheimer, Esq.
Janet T. Geldzahler, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
212-558-4000
August 14, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87612E106	Schedule 13D/A	Page	2	of	9 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		73,942,108

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

73,942,108

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

73,942,108

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%[1]

14	TYPE OF REPORTING PERSON (See Instructions)

IA

1	Calculated based on 778,498,919 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of May 28, 2008, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended May 3, 2008.

CUSIP No.	87612E106	Schedule 13D/A	Page	3	of	9 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		73,942,108

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

73,942,108

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

73,942,108

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%[2]

14	TYPE OF REPORTING PERSON (See Instructions)

OO

2	Calculated based on 778,498,919 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of May 28, 2008, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended May 3, 2008.

CUSIP No.	87612E106	Schedule 13D/A	Page	4	of	9 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,393,745

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

8,393,745

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,393,745

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.08%[3]

14	TYPE OF REPORTING PERSON (See Instructions)

IA

3	Calculated based on 778,498,919 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of May 28, 2008, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended May 3, 2008.

CUSIP No.	87612E106	Schedule 13D/A	Page	5	of	9 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,321,359

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

54,321,359

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,321,359

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.98%[4]

14	TYPE OF REPORTING PERSON (See Instructions)

IA

4	Calculated based on 778,498,919 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of May 28, 2008, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended May 3, 2008.

CUSIP No.	87612E106	Schedule 13D/A	Page	6	of	9 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		73,942,108

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

73,942,108

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

73,942,108

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%[5]

14	TYPE OF REPORTING PERSON (See Instructions)

IN

5	Calculated based on 778,498,919 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of May 28, 2008, as reported in Target Corporation’s quarterly report on Form 10-Q for the quarterly period ended May 3, 2008.

CUSIP No.	87612E106	Schedule 13D/A	Page	7	of	9 Pages
     Item 1. Security and Issuer.
     This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D, filed on July 16, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 (“Amendment No. 1”), filed on December 24, 2007, and Amendment No. 2, filed on January 16, 2008 (“Amendment No. 2”, and the Original Schedule 13D as amended and supplemented by Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company, (iii) Pershing Square GP, LLC, a Delaware limited liability company, (iv) Pershing Square Holdings GP, LLC, a Delaware limited liability company, and (v) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock, par value $0.0833 per share (the “Common Stock”), of Target Corporation, a Minnesota corporation (the “Issuer”). Unless otherwise defined herein, terms defined in the Original Schedule 13D shall have such defined meanings in this Amendment No. 3. The principal executive offices of the Issuer are located at: 1000 Nicollet Mall, Minneapolis, Minnesota 55403.
     As of August 14, 2008, as reflected in this Amendment No. 3, the Reporting Persons are reporting beneficial ownership on an aggregate basis of 73,942,108 shares of Common Stock (approximately 9.50% of the outstanding shares of Common Stock), which include shares subject to certain stock-settled total return equity swaps and certain stock-settled American-style call options. The Reporting Persons also have economic exposure to approximately 26,704,413 notional shares of Common Stock under certain cash settled call options (“Options”), bringing their total economic exposure to 100,646,521 shares of Common Stock (approximately 12.93% of the outstanding shares of Common Stock).
     Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is hereby amended and restated in its entirety, as follows:
     Pershing Square advises a number of client accounts, including the accounts of Pershing Square, L.P., a Delaware limited partnership, Pershing Square II, L.P., a Delaware limited partnership, Pershing Square International, Ltd., a Cayman Islands exempted company, Pershing Square IV A, L.P., a Cayman Islands exempted limited partnership, and Pershing Square IV C, L.P., a Delaware limited partnership (collectively, the “Pershing Square Funds”). Since July 5, 2007, the date of filing of the Reporting Persons’ Original Schedule 13D, the Reporting Persons purchased securities and other financial instruments reported on Schedule 13D, as amended, for a total consideration (including brokerage commissions) of $2,461,210,891.
     Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby supplemented as follows:
     The Issuer is conducting an on-going stock repurchase program. Therefore, unless the Reporting Persons dispose of all or a portion of their beneficial ownership in Issuer, the Reporting Persons would, as the repurchase program is completed over time, beneficially own in excess of 10% of the outstanding Common Stock. The Issuer controls entities that are regulated as banks by the Federal Deposit Insurance Corporation (FDIC), the Office of the Comptroller of the Currency (OCC) and other regulators having oversight of banking institutions. For bank regulatory purposes, any increase in beneficial ownership of the Issuer above 10%, whether on account of new purchases by the Reporting Persons or a reduction in the number of total shares outstanding due to the repurchase program, is viewed by those authorities as a technical change of control of the Issuer’s regulated banking subsidiaries. As a result, William A. Ackman and certain affiliated entities, including the Reporting Persons, are voluntarily submitting a control application to these authorities. Notice of this application will be published during the week of August 17, 2008.
     Item 5. Interest in Securities of the Issuer.
     (a), (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended May 3, 2008, there were 778,498,919 shares of Common Stock outstanding as of May 28, 2008. Based on the foregoing, 73,942,108 shares (the “Subject Shares”) of the Common Stock (which includes shares of Common Stock underlying physically-settled over-the-counter American-style call options and certain stock-settled total return equity swaps), representing 9.50% of the shares of the Common Stock issued and outstanding, are reported on this Amendment No. 3.
     As of the date hereof, none of the Reporting Persons owns any shares of the Common Stock other than the Subject Shares covered in this Statement.
     Item 5(c) of the Schedule 13D is hereby amended and restated as follows:
          (c) See the trading data attached hereto as Exhibit 99.1. Exhibit 99.1 is incorporated by reference into this Item 5(c) as if set out herein in full.

CUSIP No.	87612E106	Schedule 13D/A	Page	8	of	9 Pages
          Except as set forth in Exhibit 99.1 attached hereto, within the last 60 days, no other transaction in shares of the Common Stock or Options were effected by any Reporting Person.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby supplemented as follows:
     As set forth in Exhibit 99.1 hereto, the Pershing Square Funds disposed of an option contract that is stock-settled and a swap contract that is cash-settled.
     The Reporting Persons currently have contractual agreements with previously disclosed broker-dealer counterparties with regard to stock and cash settled call options and/or stock-settled total return swaps (the stock-settled swaps being referred to herein as “Total Return Swaps”) that reference Common Stock of the Issuer. The Total Return Swaps constitute economic exposure to 9,200,000 shares of Common Stock in the aggregate, have reference prices ranging from $51.8163 to $54.8300 and expire at dates ranging between March 12, 2010, and March 19, 2010.
     Under the terms of these Total Return Swaps (i) the applicable Pershing Square-related counterparty will be obligated to pay to the broker-dealer counterparty any negative price performance of the notional number of shares of Common Stock subject to the applicable Total Return Swap as of the expiration date of such Total Return Swap, plus interest, and (ii) the broker-dealer counterparty will be obligated to pay to the applicable Pershing Square-related counterparty any positive price performance of the notional number of shares of Common Stock subject to the applicable Total Return Swap as of the expiration date of such Total Return Swap. At expiration, the Total Return Swaps will be settled in stock to the extent amounts are due and owing to the applicable Pershing Square-related counterparty. Any dividends received by the broker-dealer counterparty on such notional shares of Common Stock during the term of the Total Return Swaps will be paid to the applicable Pershing Square-related counterparty.
      No cash-settled financial instrument owned by the Reporting Persons gives the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparties.
     In addition to the agreements referenced above, the Reporting Persons may, from time to time, enter into and dispose of additional cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Common Stock of the Issuer, which transactions may be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of the shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the shares of Common Stock may be included, or a combination of any of the foregoing.
     Please refer to Exhibit 99.1 hereto, which is incorporated by reference into this Item 6 as if set out herein in full.
     Item 7. Material to be filed as Exhibits.
Exhibit 99.1	Trading data.

Exhibit 99.2	Ownership positions.

CUSIP No.	87612E106	Schedule 13D/A	Page	9	of	9 Pages
SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 14, 2008

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By:	PS Management GP, LLC, its General Partner
By:	/s/ William A. Ackman
Name:	William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
By:	/s/ William A. Ackman
Name:	William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
By:	/s/ William A. Ackman
Name:	William A. Ackman
Managing Member

PERSHING SQUARE HOLDINGS GP, LLC
By:	/s/ William A. Ackman
Name:	William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX
Exhibit 99.1	Trading data.

Exhibit 99.2	Ownership positions.